Exhibit 4.14

Confidential

AMENDMENT TO EMPLOYMENT AGREEMENT

WHEREAS, eLong, Inc. (the “Company”), a Cayman Islands corporation, and Guangfu Cui, an individual (the “Employee”), have entered into an Employment Agreement (the “Employment Agreement”) on September 6, 2007, as well as amendments thereto; and

WHEREAS, after consultation, the Company and the Employee wish to further amend certain terms of the Employment Agreement.

NOW, THEREFORE, the Company and the Employee enter into this Amendment to Employment Agreement (the “Amendment”) effective as of July 1, 2012.

1.                  Annex 2 of the Employment Agreement is replaced in its entirety with the attached “Annex 2 (Revised Effective July 1, 2012)” attached hereto.

2.                  Section 3(b). The penultimate sentence of Section 3(b) of the Employment Agreement is amended and replaced in its entirety with the following:

“If the Compensation Committee awards the Employee a discretionary bonus, the discretionary bonus shall be based on RMB2,500,000 as the 100% compensation base; provided that the Compensation Committee may, in its sole discretion, award a higher or lower amount, or no bonus at all.”

3.                  All other terms of the Employment Agreement remain in effect and binding on the Company and the Employee. This Amendment may be signed in counterparts, each of which will be deemed an original with the same effect as if the signatures were upon the same instrument.

* * *

IN WITNESS WHEREOF, the Company and the Employee have executed this Amendment on June 13, 2012.

Signature of Employee: /s/ Guangfu Cui Printed name of Employee: Guangfu Cui	eLong, Inc. By: /s/ Sami Farhad Name: Sami Farhad Title: General Counsel

Exhibit 4.14

Confidential

Annex 2 (Revised Effective July 1, 2012)

Particular Terms of Employee’s Employment

Title: Effective on October 8, 2007, the Employee shall serve as the Chief Executive Officer (“CEO”), provided however that in the event that Expedia, Inc. completes a Rule 13e-3 Transaction, the Board of Directors shall, in its sole discretion have the right to change the Employee’s title.

Reporting Requirement: The Employee will report to the Board of Directors.

Responsibilities: Such duties and responsibilities as are ordinarily associated with the Employee’s title(s) and such other duties may be specified by the Board of Directors from time to time.

Annual Base Salary: The Company will pay Employee a base pay for his services rendered hereunder at an annual gross rate of RMB 2,300,004 which shall be paid in twelve (12) monthly installments of RMB 191,667 (gross figure) pursuant to the Company’s payroll policies.

Number of Days of Paid Vacation per Year: 15 working days.

Healthcare: During the Term, the Company will provide the Employee and his spouse and children below 18 years of age with medical and dental insurance coverage, provided that all eligibility requirements for plan enrollment and participation are continuously met.

Scholarship Fund: Recognizing the CEO’s commitment to improving the skills and leadership of its Employees, the Company will establish and fund a “CEO Scholarship Fund” in the amount of 200,000 RMB per year. The funds of the CEO Scholarship Fund will be disbursed pursuant to the Company’s “CEO Scholarship Fund Guidelines”.